UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 12b-25

NOTIFCATION OF LATE FILING

(Check One):  [  ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K    [X] Form 10-Q [  ] Form 10-D   [  ] Form N-SAR   [  ] Form N-CSR

For Period Ended:  April 3, 2015.

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not Applicable

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  Not Applicable

PART I
REGISTRANT INFORMATION

Full Name of Registrant:  Johnson Outdoors Inc.

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office (Street and Number):  555 Main Street

City, State and Zip Code:  Racine, Wisconsin 53403

PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
 (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant could not file its quarterly report on Form 10-Q for the quarter ended April 3, 2015 on the prescribed filing date for the following reasons:

The Company was not able to complete all internal review work necessary to finalize the Company's financial statements for inclusion in the Form 10-Q (including completing the necessary internal requirements to finalize the external review work necessary for inclusion of the financial statements in the Form 10-Q) and, therefore, the Company is unable to complete this Form 10-Q in a timely manner.

PART IV
OTHER INFORMATION
(1)     Name and telephone number of person to contact in regard to this notification:

          David W. Johnson                                     262-631-6600

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
[ X ] Yes   [  ] No
(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[  ] Yes   [ X ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Johnson Outdoors Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated this 13th day of May, 2015.

JOHNSON OUTDOORS INC.

By: /s/ David W. Johnson
                                                                  David W. Johnson, Vice President and
                                                                  Chief Financial Officer